Exhibit 12.1

PENTAIR, INC.

RATIO OF EARNINGS TO FIXED CHARGES

in thousands	2006	2007	2008	2009	2010	Q1 2010	Q1 2011
Earnings:
Income from continuing operations before income taxes, noncontrolling interest and equity (income) losses of unconsolidated subsidiaries	$263,007	$309,426	$370,181	$174,026	$298,039	$54,074	$76,852
Fixed charges	63,041	81,466	73,970	53,050	48,266	12,489	12,467
Total earnings available for fixed charges	$326,048	$390,892	$444,151	$227,076	$346,305	$66,563	$89,319
Fixed Charges:
Interest expense	$51,044	$69,903	$61,464	$42,117	$37,379	$9,767	$9,745
Interest expense in rental expense	11,997	11,563	12,506	10,933	10,887	2,722	2,722
	$63,041	$81,466	$73,970	$53,050	$48,266	$12,489	$12,467

Ratio of Earnings to Fixed Charges	5.2	4.8	6.0	4.3	7.2	5.3	7.2

For purposes of calculating the ratios of earnings to fixed charges, earnings consist of income before income taxes and noncontrolling interests plus equity (income) losses of unconsolidated subsidiaries, plus fixed charges.  Fixed charges consist of interest expensed and an estimate of interest within rental expense.